UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

EVERYWARE GLOBAL, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

300439106

(CUSIP Number)

Daniel Collin

Monomoy Capital Partners, L.P.

142 West 57th Street, 17th Floor

New York, New York 10019

(212) 699-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Capital Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,096,581
	8	Shared voting power 6,202
	9	Sole dispositive power 8,096,581
	10	Shared dispositive power 6,202
11	Aggregate amount beneficially owned by each reporting person 8,102,783
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 36.7%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) MCP Supplemental Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 251,706
	8	Shared voting power —
	9	Sole dispositive power 251,706
	10	Shared dispositive power —
11	Aggregate amount beneficially owned by each reporting person 251,706
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.1%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Executive Co-Investment Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 41,917
	8	Shared voting power —
	9	Sole dispositive power 41,917
	10	Shared dispositive power —
11	Aggregate amount beneficially owned by each reporting person 41,917
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Capital Partners II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,595,816
	8	Shared voting power 6,202
	9	Sole dispositive power 4,595,816
	10	Shared dispositive power 6,202
11	Aggregate amount beneficially owned by each reporting person 4,602,018
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 20.8%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) MCP Supplemental Fund II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 145,560
	8	Shared voting power 6,202
	9	Sole dispositive power 145,560
	10	Shared dispositive power 6,202
11	Aggregate amount beneficially owned by each reporting person 151,762
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy General Partner, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 8,396,406
	9	Sole dispositive power —
	10	Shared dispositive power 8,396,406
11	Aggregate amount beneficially owned by each reporting person 8,396,406
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 38.1%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy General Partner II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 4,747,578
	9	Sole dispositive power —
	10	Shared dispositive power 4,747,578
11	Aggregate amount beneficially owned by each reporting person 4,747,578
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 21.5%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Ultimate GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 13,137,782
	9	Sole dispositive power —
	10	Shared dispositive power 13,137,782
11	Aggregate amount beneficially owned by each reporting person 13,137,782
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 59.6%
14	Type of reporting person (see instructions) OO

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Capital Management, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 6,202
	9	Sole dispositive power —
	10	Shared dispositive power 6,202
11	Aggregate amount beneficially owned by each reporting person 6,202
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) *
14	Type of reporting person (see instructions) PN

* Less than 0.1%

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2013, by the persons named therein, as amended and supplemented by the Amendment No. 1 to Schedule 13D filed with the Commission on September 17, 2013 and Amendment No. 2 to Schedule 13D filed with the Commission on October 11, 2013 (the “Statement”), is hereby amended and supplemented by this Amendment No. 3 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

This Amendment is being filed for the purposes of disclosing the addition of Monomoy Capital Management, L.P., a Delaware limited partnership (“MCM”) as a Reporting Person and the acquisition by MCM of beneficial ownership of 6,202 shares of the Issuer’s common stock.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and supplemented with the following information with respect to the new Reporting Person:

(a) Name of Reporting Person:	Monomoy Capital Management, L.P.

(b) Business address of Reporting Person:	c/o Monomoy Capital Partners, 142 W. 57th Street, 17th Floor, New York, New York 10019

(c) Principal business of Reporting Person:	To act as a management advisor to various investment vehicles and private equity funds.

(d) - (e)	During the past five years, neither MCM nor, to the best knowledge of MCM, any of the persons named in Annex A to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship	Each of the Covered Persons named in Annex A who is a natural person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by adding the following:

On November 7, 2013, the Issuer awarded shares of Common Stock to each of its non-employee directors as part of the Issuer’s director compensation program. Daniel Collin was awarded 4,771 shares of Common Stock and Stephen Presser was awarded 1,431 shares of Common Stock (collectively, the “Director Awards”). Mr. Collin and Mr. Presser hold the Director Awards for the benefit of MCM. Mr. Collin and Mr. Presser do not have a right to any of the proceeds of the Director Awards because MCM is entitled to receive all director compensation payable by the Issuer in respect of Mr. Collin’s and Mr. Presser’s board positions. The proceeds of any disposition of the Director Awards will be applied against management fees payable to MCM pursuant to the applicable partnership agreements of Monomoy Capital Partners, Monomoy Capital Partners II, L.P. and MCP Supplemental Fund II, L.P.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented by adding the following:

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

MCM is the beneficial owner of 6,202 shares of Common Stock.

        Monomoy Ultimate GP, LLC (“Ultimate GP”) is the general partner of MCM. As such, Ultimate GP may be deemed to be the beneficial owner of the Director Awards beneficially owned by MCM. The proceeds of any disposition of the Director Awards will be applied against management fees payable to MCM pursuant to the applicable partnership agreements of Monomoy Capital Partners, L.P. (“MCP”), Monomoy Capital Partners II, L.P. (“MCP II”) and MCP Supplemental Fund II, L.P. (“MCP Supplemental Fund II”). Monomoy General Partner, L.P. (“Monomoy GP”) is the general partner of MCP. Monomoy General Partner II, L.P. (“Monomoy GP II”) is the general partner of MCP II and MCP Supplemental Fund II. Ultimate GP is the general partner of Monomoy GP and Monomoy GP II. As such, MCP, MCP II, MCP Supplemental Fund II, Monomoy GP, Monomoy GP II and Ultimate GP may be deemed to have an indirect pecuniary interest in the Director Awards due to a partial offset of the management fee related to the issuance of such shares. Each of MCP, MCP II, MCP Supplemental Fund II, Monomoy GP, Monomoy GP II and Ultimate GP expressly disclaim beneficial ownership of these shares, except to the extent of their respective pecuniary interests therein.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock, except that Mr. Collin and Mr. Presser hold the Director Awards for the benefit of MCM.

(c) Except for the transactions described herein and in Amendment No. 1 and Amendment No. 2 to the Statement, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of November 14, 2013.

Exhibit 2	Business Combination Agreement and Plan of Merger, dated as of January 31, 2013, by and among ROI Acquisition Corp., ROI Merger Sub Corp., ROI Merger Sub LLC and EveryWare Global, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on January 31, 2013).

Exhibit 3	Amendment No. 1 to Business Combination Agreement and Plan of Merger, dated as of May 8, 2013, by and among ROI Acquisition Corp., ROI Merger Sub Corp., ROI Merger Sub LLC and EveryWare Global, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 9, 2013).

Exhibit 4	Registration Rights Agreement, dated as of May 21, 2013, among MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II, the Issuer and certain other stockholders of the Issuer (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 5	Lockup Agreement, dated as of May 21, 2013, among MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II and the Issuer (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 6	Governance Agreement, dated as of May 21, 2013, among MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II, Clinton Magnolia Master Fund, Ltd. and the Company (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 7	Letter Agreement, dated as of May 21, 2013, among MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II and the Issuer (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on May 28, 2013)

Exhibit 8	Third Amended and Restated Certificate of Incorporation of EveryWare Global, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 9	Amended and Restated Bylaws of EveryWare Global, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 10	Powers of Attorney for the Reporting Persons, dated May 15, 2013 (previously filed in connection with the Reporting Persons’ Form 3s on May 23, 2013 and November 12, 2013).

Exhibit 11	Underwriting Agreement, dated September 13, 2013, by and among the Company, Oppenheimer & Co. Inc., as representative of the several underwriters, the Monomoy Funds and Daniel Collin, as attorney-in-fact for the other shareholders party thereto (previously filed with this Statement).

Exhibit 12	Form of Director Other Stock-Based Award Agreement pursuant to the EveryWare Global, Inc. 2013 Omnibus Incentive Compensation Plan.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2013

MONOMOY CAPITAL PARTNERS, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MCP SUPPLEMENTAL FUND, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY EXECUTIVE CO-INVESTMENT FUND, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY CAPITAL PARTNERS II, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MCP SUPPLEMENTAL FUND II, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY GENERAL PARTNER, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY GENERAL PARTNER II, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY ULTIMATE GP, LLC

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY CAPITAL MANAGEMENT, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

ANNEX A

Monomoy Capital Partners, L.P.

There are no executive officers or directors appointed at Monomoy Capital Partners, L.P. The general partner of Monomoy Capital Partners, L.P. is Monomoy General Partner, L.P. The general partner of Monomoy General Partner, L.P. is Monomoy Ultimate GP, LLC. The name and principal occupation of each of the executive officers and members of Monomoy Ultimate GP, LLC is set forth below.

MCP Supplemental Fund, L.P.

There are no executive officers or directors appointed at MCP Supplemental Fund, L.P. The general partner of MCP Supplemental Fund, L.P. is Monomoy General Partner, L.P. The general partner of Monomoy General Partner, L.P. is Monomoy Ultimate GP, LLC. The name and principal occupation of each of the executive officers and members of Monomoy Ultimate GP, LLC is set forth below.

Monomoy Executive Co-Investment Fund, L.P.

There are no executive officers or directors appointed at Monomoy Executive Co-Investment Fund, L.P. The general partner of Monomoy Executive Co-Investment Fund, L.P. is Monomoy General Partner, L.P. The general partner of Monomoy General Partner, L.P. is Monomoy Ultimate GP, LLC. The name and principal occupation of each of the executive officers and members of Monomoy Ultimate GP, LLC is set forth below.

Monomoy Capital Partners II, L.P.

There are no executive officers or directors appointed at Monomoy Capital Partners II, L.P. The general partner of Monomoy Capital Partners II, L.P. is Monomoy General Partner II, L.P. The general partner of Monomoy General Partner II, L.P. is Monomoy Ultimate GP, LLC. The name and principal occupation of each of the executive officers and members of Monomoy Ultimate GP, LLC is set forth below.

MCP Supplemental Fund II, L.P.

There are no executive officers or directors appointed at MCP Supplemental Fund II, L.P. The general partner of MCP Supplemental Fund II, L.P. is Monomoy General Partner II, L.P. The general partner of Monomoy General Partner II, L.P. is Monomoy Ultimate GP, LLC. The name and principal occupation of each of the executive officers and members of Monomoy Ultimate GP, LLC is set forth below.

Monomoy General Partner, L.P.

There are no executive officers or directors appointed at Monomoy General Partner, L.P. The general partner of Monomoy General Partner, L.P. is Monomoy Ultimate GP, LLC. The name and principal occupation of each of the executive officers and members of Monomoy Ultimate GP, LLC is set forth below.

Monomoy General Partner II, L.P.

There are no executive officers or directors appointed at Monomoy General Partner II, L.P. The general partner of Monomoy General Partner II, L.P. is Monomoy Ultimate GP, LLC. The name and principal occupation of each of the executive officers and members of Monomoy Ultimate GP, LLC is set forth below.

Monomoy Ultimate GP, LLC

The following table sets forth the names and principal occupations of the executive officers Monomoy Ultimate GP, LLC.

Name	Principal Occupation
Daniel Collin	Managing Director and member of the Board of Managers of Monomoy Ultimate GP, LLC
Justin Hillenbrand	Managing Director and member of the Board of Managers of Monomoy Ultimate GP, LLC
Stephen Presser	Managing Director and member of the Board of Managers of Monomoy Ultimate GP, LLC

Monomoy Capital Management, L.P.

The general partner of Monomoy Capital Management, L.P. is Monomoy Ultimate GP, LLC. The following table sets forth the names and principal occupations of the executive officers Monomoy Capital Management, L.P.

Name	Principal Occupation
Daniel Collin	Managing Director and member of the Board of Managers of Monomoy Ultimate GP, LLC

Justin Hillenbrand	Managing Director and member of the Board of Managers of Monomoy Ultimate GP, LLC
Stephen Presser	Managing Director and member of the Board of Managers of Monomoy Ultimate GP, LLC